ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the year ended February 28, 2009, the nine months ended February 29, 2008, and the year ended May 31, 2007, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of June 22, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Information Concerning Estimates of Indicated and Inferred Resources

This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

Rockwell Diamonds Inc. ("Rockwell" or the "Company") is engaged in the business of alluvial diamond production. The Company has also investigated other potential diamond acquisitions which would provide accretive value to Rockwell. In the light of current financial and diamond market conditions the Company is unlikely to progress acquisition opportunities until such time as these conditions improve.

In December 2007, the Company’s Board of Directors approved a resolution to change the Company’s year end from May to February, resulting in a nine month period for fiscal 2008. The information presented below is a comparison of the twelve months fiscal year ended February 28, 2009 (“fiscal 2009”) and the nine months fiscal period ended February 29, 2008 (“fiscal 2008”).

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1    Summary

Operations

During fiscal 2009, Rockwell operated three alluvial diamond mines and successfully commissioned its fourth operation at Saxendrift. The Company also acquired some 12,254 hectares in additional prospecting permits in the North Cape Province, a number of which are adjacent to the Wouterspan and Saxendrift properties.

In the latter part of the fiscal year, the diamond market was significantly impacted by the world financial crisis. Market demand decreased as retailers resisted committing their limited capital towards polished diamond inventory. This situation was caused by the economic crisis and banks were not lending money to retailers to purchase new stock until their debt had been reduced. This had an immediate effect on their ability to purchase rough diamonds.

Rough diamond prices declined by 30-50% during the third quarter. In response, the Company reviewed all of its operations and took measures to streamline operations and reduce costs, and also deferred some diamond tenders.

At the end of November 2008, the Company ceased operations for its normal yearend holiday and the shutdown period was extended from one to two months during the fourth quarter. As a consequence of adverse financial and diamond market conditions the Company restructured its Middle Orange River operations to reduce costs and placed its Wouterspan operation on care and maintenance. Consequently the Company only achieved approximately one month of production at its operating mines during the fourth quarter of fiscal 2009.

Operations at the Holpan/Kilpdam and Saxendrift mines resumed in early February 2009, but the Wouterspan operation continues to be held on care and maintenance. Future plans for Wouterspan when funds are available include the construction of a new high throughput low cost processing facility that would enable the operation to be more profitable.

According to some market experts, prices for rough diamonds bottomed out in April and increased by 15% to 20% in May. Rockwell began to receive higher prices in March. The Company sold parcels of diamonds in February, March and May 2009. The average price per carat received increased from US$318.32 in February (US$0.97 Million), to US$531.43 in March (US$1.5 Million) and to US$584.69 in May (US$1.3 Million).

In the three month period ended February 28, 2009:

  948.71 carats were produced at the Holpan/Klipdam and Saxendrift operations

  3,043.26 carats were sold at an average price of US$318.32 per carat

  Revenues from sales were $1.0 million.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Cost of sales and amortization totalled $11.8 million, resulting in an operating loss of $10.8 million for the period.

  Net general and administrative expenses amounted to $2.9 million and impairments of $2.9 million, less a future tax expense of $1.7 million, interest expense of 2.3 million and a reversal of non-controlling interest of $2.0 million, resulting in a net loss of $20.5 million or $0.09 per share.

In the twelve months ending February 28, 2009:

  17,503.0 carats were produced from operations at Holpan/Klipdam, Wouterspan and Saxendrift.

  15,320.4 carats were sold at an average price of US$2,159.30 per carat.

  Revenues from sales of $34.6 million.

  Cost of sales and amortization totalled $36.4 million, resulting in an operating loss of $1.8 million for the period.

  Net general and administrative expenses amounted to $9.7 million, impairments of $2.6 million, a future tax recovery of $3.3 million, resulted in a net loss of $13.0 million or $0.05 per share.

Diamonds in inventory at February 28, 2009 totalled 3,526.19 carats. Inventory in the financial statements has been valued at average prices achieved per mine of said inventory in the current period.

Diamond stock at 28/02/09
	Carats	Average	US$
	on	price
	hand	achieved
Klipdam	572.20	X $314.68	180,000.00
	987.42	X $406.21	401,095.00
	182.69	X $438.92	80,274.08
	1742.31		661,369.08

Holpan & Wouterspan	463.97	X $367.48	170,499.70
	240.75	X $216.03	52,009.22
	711.95	X $407.56	290,162.34
	1416.67		512,671.26

Saxendrift	157.53	X$1312.77	206,800.66
	209.68	X $407.56	85,457.18
	367.21		292,257.84

Total US$	3526.19		1,466,298.18

Total Canadian $			CA$1,845,986

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Resources

Mineral resources were reviewed at year end for the Holpan/Klipdam and Saxendrift operations, and Wouterspan property (currently on care and maintenance awaiting improved market conditions), and the recently acquired Niewejaarskraal property. The information emerging from this review is presented on page 13 and 14.

Corporate

On September 9, 2008, Pala Investments Holdings Limited (“Pala”) made an unsolicited offer to acquire all of the outstanding shares of Rockwell for $0.36 per share (“the Offer”). After careful consideration, including consultation with its independent financial and legal advisors and recommendation from a special committee, Rockwell’s Board concluded that the Offer significantly undervalued Rockwell and was not in the best interests of its shareholders. Management accordingly recommended to shareholders to reject the Offer. A Directors’ circular was mailed to shareholders on September 22, 2008. The Offer was subsequently withdrawn by Pala.

1.2.2    Financing

In fiscal 2009, the Company did not complete any debt financings. Due to the current recession, the Company will be raising funds in the current financial year. Please see section 1.7 and the Going Concern note in the Annual Financial Statements for further information of financing requirements.

1.2.3    Agreements

Durnpike Agreement

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo (“DRC”). These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the DRC and Galputs Minerale Project in South Africa.

Subsequently and pursuant to the terms of a further comprehensive agreement, which superseded the abovementioned Agreement-in-Principle (“the Definitive Agreement”), the Company acquired all of the shares in and claims on shareholder’s loan account in Durnpike Investment (Pty) Ltd. (“Durnpike”), a private South African company, from eight vendors (the “Vendors”), payable in common shares of the Company (“Common Shares”). Some of the underlying rights were held by the H Van Wyk Diamonds (“HVWD”) and Van Wyk Trust, collectively the Van Wyk Diamond Group (“VWDG”). For further details on these acquisitions, see the Notes to the Annual Financial Statements.

Pursuant to the Definitive Agreement:

  The Company acquired from the Vendors all of their shares in and claims on loan account against Durnpike for consideration of ZAR 39.8 million ($6.1 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties, three of which are located in South Africa and the fourth (the Kwango River Project) in DRC. The ZAR consideration did not include payment in respect of the Kwango River Project, which payment stood to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.

  On November 30, 2007, the Company began trading on the JSE and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 Common Shares as settlement of its commitment and also 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition.

  Durnpike’s interest in the Kwango River Project was constituted by an agreement concluded in 2006 (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

  Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). During 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement Midamines waived its right to payment of the abovementioned US$1,200,000 royalty payment on 31 December 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and claimed damages.

  Midamines has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1.2 million as well as other amounts which have not yet been determined. Midamines has threatened to refer the dispute to arbitration and to joint Rockwell as party thereto, but no formal referral to arbitration has as yet been forthcoming.

As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project. For the Galputs deal to be fulfilled the condition precedent was that the South African Department of Minerals and Energy had to give its written approval to transfer the shares from the vendor to the purchaser by no later than May 31, 2008. No written approval was obtained, so this acquisition was not completed.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Makoenskloof property acquisition

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project in South Africa. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property. In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. The Company paid a total consideration of ZAR 19 million ($2.7 million) for the property and associated equipment.

A bulk sampling program was carried out during fiscal 2008. The property has been on care and maintenance since that time.

Middle Orange River Operations (“MORO”) Agreement

In March 2007, Rockwell and Trans Hex, through its wholly owned subsidiary Trans Hex Operations (Pty) Ltd (“THO”), announced that the companies had entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd (“Rockwell RSA”), would acquire two open pit alluvial diamond mines (Saxendrift and Niewejaarskraal) then on care and maintenance, and three alluvial diamond exploration projects (Kwartelspan, Zwemkuil-Mooidraai, and Remhooget-Holsloot) referred to collectively as the Middle Orange River Operations from Trans Hex (“the Transaction”). Pursuant to the terms of the Transaction, Trans Hex was to transfer all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift Mine Pty (Ltd)”) which Rockwell acquired via Rockwell RSA.

The MORO include:

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area (described above);

  substantial indicated and inferred mineral resources;

  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR 53.3 million ($8.0 million);

  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and

  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppie gravels will be reprocessed by Rockwell to recover contained diamonds. The plan is to process the material and simultaneously rehabilitate these areas.

The Transaction was substantially completed in April 2008 when the Ministerial consent to transfer the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects, was obtained. Cession of the Niewejaarskraal mining right occurred on March 4, 2009, and a payment of ZAR18,901,294 ($2.4 million) plus interest of ZAR2,381,294 ($0.3 million). Rockwell has chosen not to exercise the option on the Remhoogte prospecting right due to current harsh financial constraints and depressed diamond prices. All the above

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

rights have been ceded to Saxendrift Mine (Pty) Ltd and Rockwell Resources RSA has taken ownership of the company.

Farhom Property

On July 30, 2007, H.C. Van Wyk Diamonds acquired 100% of the shares and shareholder loans of Farhom Mining & Construction (Pty) Ltd for ZAR10 million ($1.5 million). This company holds the mineral rights over the Farhom farm which is part of the Wouterspan property. This transaction was concluded in terms of an option granted to HCVW on February 24, 2005 and later amended on July 10, 2007.

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

During the year ended May 31, 2007, African Vanguard Resources (Proprietary) Limited (“AVR”), the holding company of Richtrau No 136 (Proprietary) Limited (“Richtrau”) purchased through Richtrau a 15% interest in the VWDG from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). During November 30, 2008 AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% shares in each of the entities comprising the VWDG. The additional 11% stake was acquired by another subsidiary of AVR at a subscription price of ZAR 17.5 million.

The AVR group was also contractually committed to inject ZAR 10.5 million in working capital into the VWDG. Given the credit crunch, depressed economic conditions and fall in diamond prices the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter that it was unable to make these payments and that it would pursue funding mechanisms to complete its obligations. Rockwell RSA has endeavoured to identify alternate sources of funding with a view to assist AVR to complete its investment but these attempts were, unsuccessful. Rockwell RSA has entered into discussions with AVR and the Department of Minerals and Energy with the assistance of its legal counsel to address completion of the BEE participation in the share capital of the entities comprising the VWDG.

Effective July 1, 2008, AVR, via Liberty Lane Investments (Pty) Limited acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited. This transaction was concluded in respect of the requirements of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure under written by Rockwell Resources RSA (Pty) Limited. AVR has paid an initial deposit of R3 million in respect of this transaction which is structured over a two year period.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4    Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ended February 28, 2009) with the quarter ended February 29, 2008.

PRODUCTION
Operation	3 months ending February 28, 2009			3 months ending February 29, 2008
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	49,073	259.77	0.53	167,338	1,266.46	0.76
Klipdam	43,250	523.18	1.21	182,583	1,234.80	0.68
Wouterspan	-	-	-	194,468	1,786.87	0.92
Makoenskloof	-	-	-	18,029	73.12	0.41
Saxendrift	21,171	165.76	0.78	-	-	-
Total	113,494	948.71	0.84	562,418	4,361.25	0.78

SALES, REVENUE AND INVENTORY
Operation	3 months ending February 28, 2009				3 months ending February 29, 2008
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	704.73	134,633	191.04	839.82	1,272.18	1,645,214	1,293.22	366.28
Klipdam	832.12	111,576	134.09	1,742.31	1,257.73	946,534	752.57	360.01
Wouterspan	957.04	340,738	356.03	576.85	1,973.48	6,222,776	3,153.20	309.92
Makoenskloof	-	-	-	-	155.39	705,254	4,538.60	0.38
Saxendrift	549.37	381,784	694.95	367.21	-	-	-	-
Total	3,043.26	968,731	318.32	3,526.19	4,658.78	9,519,778	2,043.41	1,036.59

The rapid increase in commodity prices in 2008 resulted in higher than average valuations, which subsequently resulted in a crash in commodity pricing in October 2008. This crash had a direct impact on diamond pricing and sales. It is estimated that high average prices achieved in October 2008 will only be realised again in 2010 or later.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production and Sales – Twelve Month Comparison

The following is a comparison of fiscal 2009 with the fiscal nine months ending February 29, 2008.

PRODUCTION
Operation	12 months ending February 28, 2009			9 months ending February 29, 2008
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	561,583	4,127.40	0.73	676,026	5,385.82	0.80
Klipdam	711,924	7,041.81	0.99	584,643	5,018.88	0.86
Wouterspan	552,293	3,897.06	0.71	890,059	6,398.00	0.72
Makoenskloof	-	-	-	217,382	943.70	0.43
Saxendrift	194,287	2,436.73	1.18	-	-	-
Total	2,020,087	17,503.00	0.87	2,368,110	17,746.40	0.75

SALES, REVENUE AND INVENTORY
Operation	12 months ending February 28, 2009				9 months ending February 29, 2008
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	3,741.08	4,272,511	1,142.05	839.82	5,425.29	7,218,906	1,330.60	366.28
Klipdam	5,656.97	18,954,292	3,350.61	1,742.31	5,061.47	7,264,657	1,435.29	360.01
Wouterspan	3,640.81	4,698,121	1,290.41	576.85	6,237.59	16,067,663	2,575.94	309.92
Makoenskloof	212.00	1,500,119	7,076.03	-	943.32	4,513,376	4,784.57	0.38
Saxendrift	2,069.54	3,656,268	1,766.71	367.21	-	-	-	-
Total	15,320.40	33,081,311	2,159.30	3,526.19	17,667.67	35,064,602	1,984.68	1,036.59

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 farm and Klipdam 157 farm, covering an area of 3,836 hectares. The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

Three months ended February 28, 2009 compared to three months ended February 29, 2008

Production at Holpan in the quarter was 259.77 carats from 49,073 cubic meters (90,785.05 tonnes) of gravel processed, compared with 1,266.46 carats from 167,338 cubic meters (309,575 tonnes) of gravel processed in the quarter ending February 29, 2008.

Sales from Holpan were 704.73 carats at an average value of US$191.04 per carat, compared to 1,272.18 carats at an average value of US$1,293.22 per carat in the three months ending February 29, 2008.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production at Klipdam was 523.18 carats from 43,250 cubic meters (80,013 tonnes) of gravels, compared to 1,234.80 carats from 182,583 cubic meters (337,779 tonnes) of gravel produced in the quarter ended February 29, 2008.

Sales from Klipdam were 832.12 carats at an average value of US$134.09 per carat compared to 1,257.73 carats at an average value of 752.57 per carat in the three months ending February 29, 2008.

Twelve months ending February 28, 2009 compared to the nine months ending February 29, 2008

Production at Holpan over the twelve months was 4,127.40 carats from 561,583 cubic meters (1,038,929 tonnes) of gravel processed, compared with 5,385.82 carats from 676,026 cubic meters (1,065,648 tonnes) of gravel processed in the nine months ended February, 2008.

Sales from Holpan were 3,741.08 carats at an average value of US$1,142.05 per carat, compared to 5,425.29 carats at an average value of US$1,330.60 per carat in the nine months of fiscal 2008.

At February 28, 2009, the inventory at Holpan is 839.82 carats.

In the twelve months of the 2009 fiscal year, production at Klipdam was 7,041.81 carats from 711,924 cubic meters (1,317,059 tonnes) of gravels, compared to 5,018.88 carats from 584,643 cubic meters (1,081,589 tonnes) of gravels produced in the nine months ending February 29, 2008.

In the twelve months of the 2009 fiscal year, sales from Klipdam were 5,656.97 carats at an average value of US$3,350.61 per carat, an increase in carats sold and value per carat sold from 5,061.47 carats at an average value of US$1,435.29 per carat in the nine months in fiscal 2008.

At February 28, 2009, the inventory at Klipdam is 1,742.31 carats.

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm. Operations are taking place on three portions of the property called the Farhom, Okapi, and Stofdraai farms, exploiting the Rooikoppie and Primary gravel units.

Three months ending February 28, 2009 compared to three months ending February 29, 2008

During the quarter, the property produced zero carats as the property was placed on care and maintenance, a decrease from 1,786.87 carats produced and 194,468 cubic meters (408,383 tonnes) of gravels processed in the quarter ended February 29, 2008.

Sales from Wouterspan were 957.04 carats at an average price of US$356.03 per carat, compared to 1,973.48 carats at an average price of US$3,153.20 per carat, in the three months ending February 29, 2008.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Twelve months ending February 28, 2009 compared to twelve months ending February 29, 2008

During the twelve months of the fiscal 2009 year, the property produced 3,897.06 carats from 552,293 cubic meters (1,159,815 tonnes) of gravel, a decrease from 6,398.0 carats produced and 890,059 cubic meters (1,869,124 tonnes) of gravel processed in the nine months ended February 29, 2008.

Sales from Wouterspan were 3,640.81 carats at an average price of US$1,290.41 per carat, compared to 6,237.59 carats at an average value of US$2,575.94 per carat in the nine months in fiscal 2008.

The inventory at Wouterspan is 576.85 carats.

Saxendrift Property

The Saxendrift property is located on the south bank of the Middle Orange River and adjacent to the Wouterspan diamond operation. The Company acquired and re-commissioned an existing small pan plant on the property in the first quarter of fiscal 2009. Full commissioning of the new high-volume wet rotary pan plant took place in the third quarter of fiscal 2009, so production increased in the last six months of the year.

Three months ending February 28, 2009 compared to three months ending February 29, 2008

During the quarter ending February 28, 2009, the property produced 165.76 carats from 21,171 cubic meters (44,459 tonnes) of gravel. Saxendrift was not in production in fiscal 2008.

In the fourth quarter of fiscal 2009, 549.37 carats were sold at an average price of US$694.95 per carat.

Twelve months ending February 28, 2009 compared to nine months ended February 29, 2008.

In fiscal 2009, 2,436.73 carats were produced from 194,287 cubic meters (408,003 tonnes) of gravel.

In fiscal 2009, 2,069.54 carats were sold at an average value of $1,766.71 per carat.

The inventory at Saxendrift is 367.21 carats.

Production Costs

Production was stopped over January and February due to the credit crunch which has lead to the economic recession. Operations at Holpan an Klipdam commenced in the second week of February, and Saxendrift the third week of February, achieving a cost per ton of US$5.23 per ton, which included a full month of fixed costs and retrenchment costs for closing the marginal production at Wouterspan, and commencing full scale mining operations at Saxendrift. A wide ranging cost cutting and efficiency improvements across the Company have succeeded in limiting expenses. In the corresponding period in the prior year US$4.66 per tonne was achieved.

Average mining costs for the first two months (March and April) of fiscal 2010, excluding depreciation, rehabilitation and royalties for the current period were, Klipdam $2.93 / metric ton, Holpan $2.55 / metric ton and Saxendrift $2.65 metric / ton. The average cost for all operations including rehabilitation, hire purchase

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

payments and royalties was $4.16 / metric ton. This is anticipated to decrease as settling in problems are resolved and engineering improvements are implemented on the new Saxendrift plant.

Mineral Resource Estimates

Holpan/Klipdam

The mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat. a qualified person who is not independent of the Company, and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton has been filed on www.sedar.com with Rockwell’s year end materials.

Holpan and Klipdam Mineral Resources

	INFERRED RESOURCES	INDICATED RESOURCES
Description of Gravel Resource	Volume (cubic meters)	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Holpan Fluvial- alluvial Gravel	294,000		0.74	2008 -1,157 2009# - 671
Holpan Rooikoppie gravel	5,643,000	1,137,273
Klipdam Fluvial- alluvial Gravel	1,504,163		0.91	2008 - 3,892 2009# - 915
Klipdam Rooikoppie gravel	1,312,000	1,135,229
TOTAL	8,753,163	2,272,502	0.84

* Volumes fully diluted of sampling and mining for the period 2008-Feb2009
# Modelled values for 2009 (by Rockwell, 2009)

Wouterspan

Mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat. a qualified person who is not independent of the Company reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton has been filed on www.sedar.com with Rockwell’s year end materials.

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THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Wouterspan Mineral Resources

	INFERRED RESOURCES	INDICATED RESOURCES
Description of Gravel Resource	Volume (cubic meters)	Volume (cubic meters)	Grade[1] (carats/100 cubic meters)	Value[2] (US$/carat)
Rooikoppie	5,911,000	716,769	0.70	1,511
Fluvial-alluvial	31,863,000	4,311,167
TOTAL	37,774,000	5,027,936[1]	0.70	1,511

Notes to table:
“Total” figure rounded off.

1	Although the volumes of Rooikoppie and Fluvial-Alluvial gravels are estimated separately, the processing combines them, so separate grade determinations are not possible.
2

The average diamond value given are to October 2008, as this is the figure that prices will have to achieve before the new process plant will be constructed and the mine is put back into full production.

The Wouterspan operation was placed on care and maintenance on November 30, 2008.

Saxendrift/Kwartelspan

Mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed by T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton has been filed on www.sedar.com with Rockwell’s year end materials.

Saxendrift Mineral Resources

MINING AREA	RESOURCE CLASSIFiCATION	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
Saxendrift Terrace A	INDICATED 1	804,945	1.32	2,154
	INDICATED 2	2,483,494	0.8
Saxendrift Terrace B	INDICATED	1,774,660	1.15	1,075
TOTAL INDICATED		5,063,099	1.01
Saxendrift Terrace A	INFERRED	3,629,127	0.8	1,075
Saxendrift Terrace B	INFERRED	86,476	0.68	1,075
Stockpiles	INFERRED	642,540	0.29	2,154
TOTAL INFERRED		4,358,143	0.72

During 2008 Rockwell re-modelled the resources according to the Company’s standards, and identified differences in volumes based on an incomplete dataset supplied to Rockwell by TransHex, and different to that supplied to Venmyn in 2006/7. Overall, the indicated resources have increased and the inferred resources have decreased from the previous estimate.

During May through to October 2008, some 1,520.17 carats of diamonds were sold from Saxendrift Terrace A for an average value of US$2,154.02/carat. These diamonds were recovered from (primarily)

ROCKWELL DIAMONDS INC.
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MANAGEMENT'S DISCUSSION AND ANALYSIS

in-situ gravels and (minor) bantams. Although no diamonds were recovered from Terrace B gravels, the model value for these stones was some US$1,540/carat. The sale of some 500 carats at end February 2009 for only R695/carat is indicative of the weakness of the present diamond market. In order to account for the current depressed market, Rockwell has proposed a modelled value of US$1,075/carat for the short term (2009) for Terrace A stones and US$1,075/carat for Terrace B stones were used in the 2009 estimates.

At the expected mining and processing rates of 1,199,000 cubic meters per annum, the currently defined indicated gravel resource is expected to be sufficient for 48 months. During this time, an exploration program will be undertaken with the objective of upgrading the inferred resources to an indicated category. In addition, an attenuated prospecting program will define further exploration potential on both Saxendrift and the nearby Kwartelspan prospect.

Kwartelspan

A single terrace was identified by TransHex to exist on the Kwartelspan prospect area. Based on drilling and bulk-sampling of Rooikoppie gravels an inferred resource was estimated.

Kwartelspan Mineral Resources

RESOURCE CLASSIFICATION	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/carat)
INFERRED	1,384,577	1.50	793

The Mineral Resources as of March 2007 at Kwartelspan were estimated by the South African consulting company Venmyn. C.A. Telfer, Pr.Sci.Nat., of Venmyn is an independent qualified person as defined by National Instrument 43-101.

1.2.5    Exploration and Development Properties

Middle Orange River Properties

In addition to the Saxendrift mine and adjacent Kwartelspan prospect (see above), the MORO properties include the past producing Niewejaarskraal mine and Vieglandsput, Zwemkuil-Mooidraai Holsloot prospecting projects, totalling approximately 12,155.3550 hectares.

The Niewejaarskraal Mine was operated from 2002-2006 by Trans Hex. It has been on care and maintenance since late 2006.

Trans Hex also conducted exploration and evaluation work on several large alluvial gravel terraces on the Kwartelspan property, located to the north-east of Saxendrift, and on the Vieglandsput, Zwemkuil-Mooidraai and Holsloot properties, located to the south-west of Niewejaarskraal. The exploration work included reverse circulation drilling, trenching and bulk sampling. Rockwell has also remodelled the gravel at Niewejaarskraal and commissioned a re-estimate of the mineral resources.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Niewejaarskraal

Rockwell and its consultant re-processed the Trans Hex drilling data according to Company’s operating procedures. The estimated resources have increased, overall, but have re-classified as “Inferred” due to the lack of confidence in the original data – due primarily to the length of time lapsed since the last diamond valuation (and the uncertainties surrounding current and short-term diamond prices) and the improvements made in diamond processing/recovery procedures which will change the available diamond grade values. The current estimates also represent volumes available in the ground, fully depleted of material removed by the THO bulk-sampling program.

Mineral resources at February 28, 2009 were estimated by Rockwell’s Manager, Resources, G. Norton, Pr.Sci.Nat., a qualified person who is not independent of the Company and reviewed T. Marshall, PhD, Pr.Sci.Nat., a qualified person who is independent of the Company. A technical report by Marshall and Norton has been filed on www.sedar.com with Rockwell’s year end materials.

Niewejaarskraal Mineral Resources

AREA	GRAVEL TYPE	RESOURCE CLASSIFICATION	Volume (cubic meters)	Grade (carats/100 cubic meters)	Value (US$/Carat)
Terrace A	Fluvial-alluvial Rooikoppie	INFERRED	11,831,500 1,840,000	0.84	1,075
Terrace B	Fluvial-alluvial Rooikoppie	INFERRED	5,990,000 969,000	0.84	1,075
Total		INFERRED	20,630,500	0.84	1,075

Niewejaarskraal Disclosure

In terms of the Sale of Shares and Claims Agreement entered into between, amongst others, Rockwell Resources RSA (Proprietary) Limited (“Rockwell”) and Trans Hex Operations (Proprietary) Limited (“Trans Hex”) on 3 March 2007, Rockwell indirectly acquired the mining and prospecting rights to, amongst other areas, Portion 6 of the Farm Niewejaarskraal 40 in the magisterial district of Prieska (“Niewejaarskraal”). In terms of the same agreement, Rockwell also indirectly acquired, amongst other things, certain mining equipment situated on Niewejaarskraal, including a dense media separation plant previously erected and operated by Trans Hex.

During the course of 2008, prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal progressing this claim. Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell subject to appropriate land use agreements been entered into between the Parties . In addition, Rockwell has had sight of the legal advice provided by external legal counsel to Trans Hex to the effect that the merits of this claim are limited. In the event that a claim were to made by the owner of Niewejaarskraal against Rockwell in respect of this mining equipment, Rockwell will vigorously defend

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THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

its ownership of that equipment and will also seek to rely on certain protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

Other MORO Exploration Prospects

The Mineral Resources as of March 2007 were estimated by the South African consulting company Venmyn. C.A. Telfer, Pr.Sci.Nat., of Venmyn is an independent qualified person as defined by National Instrument 43-101.

Other MORO Prospects Mineral Resources

PROJECT	RESOURCE CLASSIFICATION	Volume (cubic meters)	Grade (carats/100 cubic meters)
Zwemkuil-Mooidraai	INFERRED	1,640,000	0.95

Additional Alluvial Diamond Prospects in MORO Area

In August 2008, the Company acquired eight new prospecting permits from the Department of Mineral and Energy (“DME”). These new prospecting permits are located in the Middle Orange River area in the Northern Cape Province of South Africa, and include a number of permits which are adjacent to the Company’s Wouterspan and Saxendrift properties.

Project Areas	Farm Name	Portion	Size (Ha)	Type of Right
Lanyonvale	Lanyonvale 376	Ptn 16 (Ptn of Ptn 9)	240.4480	Prospecting Permit
	Lanyonvale 376	Rem of Ptn 18 (Ptn of Ptn 10)	271.5347	Prospecting Permit
	Lanyonvale 376	Ptn 7 & 11	2917.4437	Prospecting Permit
Douglas	Zweet Fontein 76	Rem of Ptn 1; Ptn 2 (Ptn of Ptn 1)	2045.1312	Prospecting Permit
	Blaaubosch Drift 78	Rem of Ptn 1 & Ptn 3
Makoenskloof	Reads Drift 74	Ptn 20 & 38 (Ptn of Ptn 18)	2226.9832	Prospecting Permit
Diamond Valley	Diamond Valley 29	R/E; Ptn 1 & 2	2679.9832	Prospecting Permit
Saxendrift	Saxendrift 20	Ptn 12,13,16,24 &25	1873.6890	Prospecting Permit

Ptn = Portion; R/E = Remaining Extent

Lanyonvale Project: The Lanyonvale properties are situated adjacent to and downstream of Rockwell’s Wouterspan Mine on the Middle Orange River.

Douglas Project Area: These properties are located upstream of the confluence of the Vaal and Orange Rivers, outside of the town of Douglas. There have been alluvial operations around the town of Douglas for the last 100 years.

Makoenskloof Area: This property is situated on the north bank of the Middle Orange River, downstream of Makoenskloof where Rockwell performed bulk sampling in 2007, producing some diamonds. The

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THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

new property is located adjacent to a private operation owned by another party that is known for the recovery of large diamonds.

Diamond Valley: This property is located some 10 kilometers south of the modern day Orange River and at the same general elevation as the Company’s Saxendrift project located about 15 kilometers to the west.

Saxendrift: These properties are adjacent to the lower (Terrace C) of the three terraces that are located on the contiguous mineral right portions that collectively comprise the Saxendrift property package. The Company already holds rights to the property that hosts the upper terraces A and B which have a history of historical diamond production. With the granting of this new right, Rockwell now has access to the three main terraces contained within the Saxendrift project area, with the potential to add further gravel resources at Saxendrift. Terrace C is located approximately 20 to 40 meters above the current river, whereas Terrace A is some 120 meters above the present day river, and Terrace B is situated between A and C. Rockwell is currently constructing a new processing plant on Terrace A.

Mineral Rights Conversions

In respect of the requirements of the Minerals and Petroleum Resources Development Act, old order mineral rights shall be converted to new order rights provided that all the relevant documentation has been lodged before the requisite date of 1 May 2009. Provided that these conditions are met then the conversion of mineral Rights shall be granted by the Department of Minerals and Energy. Rockwell has lodged its documentation for the conversion of its mineral rights in a timely manner and is confident that those rights (namely Holpan and Rietputs) not yet converted shall be converted in due course, allowing for backlogs given the large number of rights that were submitted to the Department of Minerals and Energy by the due date and which are being processed by the Department.

Kwango River Project, DRC

Durnpike’s interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement Midamines waived its right to payment of the abovementioned US$1,200,000 royalty payment on 31 December 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and claimed damages.

ROCKWELL DIAMONDS INC.
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MANAGEMENT'S DISCUSSION AND ANALYSIS

Midamines has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1.2 million as well as other amounts which have not yet been determined. Midamines has threatened to refer the dispute to arbitration and to joint Rockwell as party thereto, but no formal referral to arbitration has as yet been forthcoming.

Ricardo Property, Chile

The Company held a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile that it acquired in 1998. Exploration was carried out by two companies who optioned the property in 2000 and 2004. Since that time, Rockwell has sought partners to continue exploration or to divest of the property. In July 2008, the Ricardo property was acquired by Hunter Dickinson Acquisitions Inc., a company with certain directors and officers in common.

Other

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on Hire Purchase or leases but does not carry full cover for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has cover on small vehicles, busses, horse and trailer road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

1.2.6    Diamond Market Trends

The months from November 2008 to February 2009 were the most testing times for prices and the overall diamond industry since the Great Depression. In response, Rockwell cancelled all sales for November and December 2008, embarked on a cost cutting program and also suspended all operations for the months December 2008 and January 2009. The immediate decisions which Rockwell management took during this period assisted the Company to address the challenges of the credit crunch and related depressed diamond prices.

The diamond industry’s financial stability was severely tested during this period and resulted in a few operations being liquidated as the industry and banks worked together to avoid liquidations as this would have had a detrimental ripple effect on the industry overall. However, there was a large amount of stressed sales of inventory, which created opportunities for companies with a positive cash balance.

Retailers continued their resistance to purchasing additional inventory and also reduced in-store inventory to acceptable levels while improving their levels of debt. The result of these latter actions was a worldwide cessation of trade in polished diamonds and, subsequently, rough diamonds for the months November to January. Trade resumed in February albeit very cautiously. A lower level of stressed sales continued through February and ultimately placed pressure on the values offered for rough diamonds, creating further opportunities for cash strong traders, and enabling them to purchase rough diamonds at prices that reduced the average values of their inventories. The pressure placed on rough diamond values and the high amount of opportunistic buying resulted in producers receiving around 50% below the high prices received in 2008.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Certain producers were forced to sell at these prices while Rockwell managed its operations and cash flow, and deferred selling until the latter part of February. Therefore, Rockwell diamonds were not sold at massive discounts. Rockwell also moved away from selling its entire inventory on tenders as we realized that traders were not prepared to offer good value but were attempting to purchase at prices equivalent to those last seen in the year 2000. Furthermore, the Company sold both directly to the industry and in part via tender. The combination of the postponement of diamond sales as well as using direct sales earned Rockwell better prices.

The largest producers, De Beers and Alrosa, also resisted selling at the discounted prices and introduced a slow down and cessation at the operational level. Most producers world-wide adopted a similar approach of cessation and reduction in production. Rough diamond inventory immediately reduced and, remarkably, shortages became evident in late February resulting in the increase in rough diamond prices.

The polished market was equally stressed but the diamond engagement sector of the retail industry maintained itself and saw relatively high volumes of polished 0.75 carat-2 carat stones sold, resulting in a price and demand increase for rough diamonds up to 5 carats in size. There was little demand for larger, over 5 carat rough diamonds because traders were unwilling to invest in a product that was difficult to sell unless such diamonds were highly discounted.

By the end of February 2009, rough diamond prices were 40% below the highs of 2008 (84% below the averages achieved by Rockwell in 2008 due to both price and mix). However based on the Company’s own results and market research, and information gleaned from www. Polished Prices, the BMO Rough Diamond Index, and Royal Bank Canada Diamond Research publications indications are that rough diamond prices have begun to increase since that time as shown in tender prices in March and May. (The average price per carat received increased from US$318.32 in February, to US$531.43 in March and to US$584.69 in May).

Rockwell is relatively confident that rough diamond prices will continue to increase during 2009 as is supported by market experts. However the occurrence of possible further corrections in rough diamond prices through 2009 cannot be totally discounted.

The graph below provides a summary of Rockwell’s diamond production and prices since start-up in 2006 is indicated below. This graph is typical of alluvial diamond producers in that it shows strong fluctuations consistent with the highly varied nature of alluvial diamond mine production as compared to a primary kimberlite production prices. Because of this predicting average prices is challenging. In respect of 2009 sales, data suggest that the overall market prices appear to be trending upwards in line with the views of market observers and experts.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3      Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
Balance Sheet	February 28, 2009	February 29, 2008	May 31, 2007
Current assets	15,099,971	38,596,562	56,142,572
Mineral properties	28,894,477	25,247,937	24,121,855
Other assets	62,367,968	69,848,625	49,341,956
Total assets	106,362,416	133,693,124	129,606,383

Current liabilities	14,462,800	12,502,301	29,399,774
Other liabilities	21,478,590	34,076,016	28,613,767
Shareholders’ equity (deficiency)	70,421,026	87,114,807	71,592,842
Total liabilities and shareholders’ equity	106,362,416	133,693,124	129,606,383

	Year ended	Nine months ended	Year ended
Statement of Operations	February 28, 2009	February 29, 2008	May 31, 2007
Revenue	34,633,477	36,149,308	10,103,328
Mine site operating costs	(25,113,363)	(22,730,271)	(8,974,742)
Amortization and depletion	(11,287,197)	(6,533,941)	(2,074,415)
Operating profit (loss)	(1,767,083)	6,885,096	(945,829)

Expenses
Accretion of reclamation obligation	1,072,389	464,316	55,471
Exploration	498,739	604,169	1,371,351
Foreign exchange loss (gain)	(350,485)	(751,318)	(3,580,364)
Legal, accounting and audit	1,863,261	790,725	691,759
Office and administration	3,489,460	2,697,077	2,993,453
Shareholder communications	453,489	198,985	200,574
Stock-based compensation	1,834,422	1,826,317	79,623
Travel and conference	605,812	654,705	666,194
Transfer agent filings	250,878	544,232	176,530
Subtotal	9,717,965	7,029,208	2,654,591

Loss on disposal of equipment	364,918	402,411	94,621
Loss on disposal of mineral properties	203,339	-	-
Interest (income)	(2,672,021)	(1,118,396)	(372,149)
Interest on capital leases	1,592,001	1,289,385	433,125
Convertible note accretion and interest expense	3,009,680	270,976	2,466,839
Loss on early extinguishment convertible promissory notes	–	–	137,957
Write down of assets	2,590,958	–	–
Write-off of amounts receivable	291,063	18,360	224,942
Write-down of marketable securities	–	–	1
Subtotal	5,379,938	862,736	2,985,336

Loss before income taxes	16,864,986	1,006,848	6,585,756
Income tax expense	7,000	179,290	–
Future income tax (recovery) expense	(3,347,000)	2,261,110	(635,773)
Loss before non-controlling interest	13,524,986	3,447,248	5,949,983
Non-controlling interest	(549,024)	5,955,779	415,159
Loss for the period	12,975,962	9,403,027	6,365,142
Other comprehensive loss	13,409,383	–	–
Total comprehensive loss	26,385,345	9,403,027	6,365,142

Basic and diluted loss per common share	0.05	0.05	0.11
Weighted average number of common shares outstanding	237,924,152	196,428,551	55,418,242

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4      Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	Feb 28	Nov 30	Aug 31	May 31	Feb 29	Nov 30	Aug 31	May 31
	2009	2008	2008	2008	2008	2007	2007	2007
Current assets	15,100	22,830	21,757	27,190	38,597	36,823	46,861	56,143
Mineral properties	28,894	36,831	37,386	36,592	25,248	24,928	25,589	24,122
Other assets	62,368	85,330	80,146	74,621	69,848	66,544	55,997	49,341
Total assets	106,362	144,991	139,289	138,403	133,693	128,295	128,447	129,606

Current liabilities	14,463	14,814	17,369	15,353	12,502	17,173	23,899	29,400
Other liabilities	21,478	32,171	28,941	28,194	34,076	30,395	32,297	28,613
Shareholders’ equity (deficiency)	70,421	98,006	92,979	94,856	87,115	80,727	72,251	71,593
Total liabilities and shareholders'	106,362	144,991	139,289	138,403	133,693	128,295	128,447	129,606
equity

Working capital	637	8,016	4,388	11,837	26,095	19,650	22,962	26,743

Statement of Operations	Feb 28	Nov 30	Aug 31	May 31	Feb 29	Nov 30	Aug 31	May 31
	2009	2008	2008	2008	2008	2007	2007	2007
Revenue	1,008	16,126	10,168	7,331	9,802	12,125	14,222	7,684
Mine site operating costs	(9,143)	(3,710)	(7,651)	(4,609)	(7,350)	(9,571)	(5,809)	(7,100)
Amortization	(3,177)	(2,864)	(2,673)	(2,574)	(2,418)	(2,141)	(1,975)	(1,680)
Operating profit (loss)	(11,312)	9,552	(156)	148	34	413	6,438	(1,096)

Expenses
Accretion of reclamation obligation	809	95	99	69	378	28	59	55
Exploration	132	96	-33	304	174	127	304	162
Foreign exchange	(72)	(903)	831	(206)	16	(126)	(641)	(2,856)
Legal, accounting and audit	408	678	640	137	472	253	66	403
Office and administration	960	689	868	972	1,147	850	700	1,651
Shareholder communications	81	173	119	80	65	64	69	57
Stock-based compensation	276	499	373	686	1,177	617	32	8
Travel and conference	147	139	108	212	382	147	126	285
Transfer agent filings	178	28	35	10	439	98	7	56
Subtotal	2,919	1,494	3,040	2,264	4,250	2,058	722	(179)
Gain on investments	–	–	–	–	–	–	–	16
Write-off of amounts receivable	291	–	–	–	18	–	–	225
Loss (gain) on disposal of equipment	66	(6)	284	21	424	3	-25	82
Loss on disposal of mineral properties	203	–	–	–	–	–	–	–
Interest income	(191)	(357)	(743)	(1,381)	(447)	(186)	(487)	(222)
Interest on capital leases	354	335	440	463	391	427	471	433
Accretion and interest expense	2,309	452	163	86	84	102	86	610
Write down of assets	2,591	–	–	–	–	–	–	–
Profit (loss) before income taxes	(19,854)	7,634	(3,340)	(1,305)	(4,686)	(1,991)	5,671	(2,061)
Future income tax recovery (expense)	2,089	134	703	414	(698)	25	(1,768)	646
Profit (loss) before non-controlling	(17,765)	7,768	(2,637)	(891)	(5,384)	(1,966)	3,903	(1,415)
interest
Non-controlling interest	2,015	(3,241)	589	88	3,322	(837)	3,472	506
Profit (loss) for the period	(19,780)	11,009	(3,226)	(979)	(8,706)	(1,129)	431	(1,921)

Basic and diluted profit (loss) per share	(0.08)	0.05	(0.01)	(0.003)	(0.04)	(0.00)	0.00	(0.02)
Weighted average number of common	237,924	238,537	238,537	237,731	223,891	187,817	187,132	99,614
shares outstanding (thousands)

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5      Results of Operations

In December 2007, the Company’s Board of Directors approved a resolution to change the Company’s year end from May to February, resulting in a nine month period for the fiscal period ended February 29, 2008. The information presented below is a comparison of the twelve months year ended February 28, 2009 (“fiscal 2009”) and the nine months fiscal period ended February 29, 2008 (“fiscal 2008”).

The Company had a loss of $13 million for fiscal 2009 compared to a net loss of $9.4 million for the nine months ending February 29, 2008. The loss was due to collapse in the diamond market in the fourth quarter of fiscal 2009, along with a global credit crunch which caused a total collapse in the demand and prices of commodities, with the diamond market being badly hit. Consequently, the Company decided to shut down operations in December and January, and the Wouterspan Mine was put into care and maintenance in order to preserve its cash balances.

During fiscal 2009, the Company realized diamond sales of $34.6 million compared to $36.1 million for fiscal 2008. This decrease was a result of the economic crisis which has caused diamond prices to collapse, resulting in no sales between November 2008 and February 2009. Since February 2009, prices remain approximately 55% below those achieved prior to November 2008.

Mining costs were $25.1 million in fiscal 2009 compared with $22.7 million in fiscal 2008. In fiscal 2009, the Saxendrift mine was commissioned in February. Amortisation and depletion for the year was $11.3 million compared to $6.5 million in the prior fiscal period. All commissioning and retention costs were expensed and not capitalised. Due to the economic crisis, the Company decided to restructure the Middle Orange River operations and place the Wouterspan mine on care and maintenance to conserve cash and minimize costs. As part of this restructuring drive some 143 employees were retrenched, and short term contracts for some 40 employees were not renewed. All operations were shut down over December 2008 and January 2009, with all staff paid in full during the shutdown period.

Administrative costs for fiscal 2009 increased to $9.7 million in comparison to $7 million incurred for fiscal 2008 ($9.3 million annualised). Management have been successful in containing costs, even though the Company experienced significant legal costs due to the unsolicited bid by Pala and also had to make restructuring and retrenchment payments during the last quarter of fiscal 2009.

Significant impairments were made as a result of the economic downturn. Impairments totalling $2.6 million were incurred for mineral rights, property plant and equipment and receivables. As the diamond market is recovering with prices anticipated to be back to 50% of pre crash prices and the appetite for larger stones returning, these investments are anticipated to regain their market value in the next eighteen months.

Impairments:

Loan by DME for reclamation	$0.5 Million
Processing Plant	$1.6 Million
Mineral Rights	$0.3 Million
Mine buildings	$0.2 Million

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6      Liquidity

Liquidity Risk

At February 28, 2009, the Company had cash of $4.0 million, restricted cash of $2.7 million and operations had an overdraft balance of $3.5 million, a net balance of $3.1million, with available cash of $0.4 million and a working capital of $0.6 million, as compared to cash and cash equivalents of $19.6 million and working capital of $26.1 million at February 29, 2008.

The Company had no long-term debt at February 28, 2009, other than asset retirement obligations relating to its Klipdam, Holpan, Wouterspan mines and Saxendrift operations, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are denominated in South African Rand (“ZAR”). Capital lease obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR 7.8, the closing rate in effect on February 28, 2009. Since then, the South African Rand has further strengthened to 1 Canadian dollar = ZAR 7.3 by mid May 2009.

The significant decline in the prices of diamonds in recent months has had a negative impact on the Company’s profitability. With the current global financial crisis and economic downturn, the Company anticipates diamond prices will remain depressed in the near term.

In light of the current economic environment, the Company’s near-term goal has been to preserve its cash balance to the greatest extent possible, by minimizing operating costs and curtailing capital expenditures. In this regard, the Company is reviewing its operations with a view to optimize efficiencies, putting marginal operations on care-and-maintenance, and reducing costs wherever possible without compromising safety, health or environmental standards. Specific initiatives taken include:

  Restructuring and retrenchments were undertaken to reduce costs;

  The high cost, low grade Wouterspan operation was placed on care and maintenance in January 2009;

  Introduction of a smart mining program to modernize earth moving procedures, and the initiation of a comprehensive review of processing and recovery plant to ensure optimization and lowering of operating costs;

  The operations team and mine managers, assisted by a professional engineer, have implemented significant technical and operational improvements at the Holpan DMS to reduce costs, and improve throughput;

  The progressive implementation of wide ranging optimization and de-bottlenecking of the new high volume Saxendrift processing and final recovery plant by a dedicated engineering task force to ensure improved throughput and lowering of costs; and

  Improving utilization of the earth moving fleet which, in addition to reducing costs, has given the Company the ability to develop new operations without outlays of large amounts of capital on new earth moving equipment.

  The Company also continues to review its capital expenditure program for 2009, non-core activities and all service provider contracts. Management continues to focus on improved

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

operational practices and efficiencies at each mining operation, and is actively identifying additional cost cutting opportunities.

The Company anticipates the cost reduction and operational efficiency measures taken by the Company along with existing cash flow from operations and the Company’s holdings of cash and equivalents will be sufficient to fund current operations and satisfy obligations as they come due.

Although the Company has implemented the necessary plans to ensure sufficient financial liquidity in the near term, the Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors such as an improvement in diamond demand and prices and unfreezing of credit and capital markets, some of which are beyond the Company’s control. There is no assurance that our expected cash flows from operations in combination with other steps being taken will allow the Company to meet these obligations as they become due.

The Company has an overdraft facility in the amount of ZAR28 million ($3.5million) available for its operations. Current operating income is being used to service this facility. This facility has an interest cost based on prime and reviewed periodically.

As of the end of June 10, 2009, the Company has unrestricted cash of $1.4 million and has utilized $2.8 million of the $3.5 million overdraft facility to maintain its operational requirements. The cash available of $2.1 million is available to finance the shortfall in operations until the anticipated breakeven point in the market prices anticipated in September 2009.

The average cash burn in the first few months of current 2010 fiscal year is ZAR5 million per month, decreasing as sales have been increasing. This recovery has been slowed by the strengthening of the ZAR in relation to sales achieved in US$.

To ensure the continuation of operations, and develop existing and new opportunities, the Board of Directors of Rockwell have proposed a financing to strengthen the Company’s balance sheet through a rights offering.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

The Company has the following payment commitments: (a) minimum lease payments of $8.7 million, with $5.4 million payable in the next 12 months, with instalments up to the year 2012 to various financial institutions for plant and equipment.

The following are the contractual maturities of contractual obligations:

Payments due by period
	Total	Less than one	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	8.7m	5.4m	3.3m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	8.7m	5.4m	3.3m	Nil	Nil

Other than described above and in the notes of the audited financial statements for the year ended February 28, 2009, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7      Capital Resources

The Company's sources of capital are primarily equity investment and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

During the year ended February 28, 2009, the Company did not complete any debt financings. The Company anticipates that it has sufficient funding facilities and funds available (Ref 1.6 above) to meet its working capital requirements, provided that the diamond market recovers and sales achieve over US$917 per carat on the near future and the exchange rate remains constant. At an exchange rate of ZAR8.8 / US$1 and current volumes and grade being achieved, breakeven point is anticipated to be reached when the Sales price per carat recovers to the US$1,000 – US$1,100 per carat range.

The Company intends to raise additional funds and are investigating various available options at this stage to ensure adequate working capital should the recovery in the markets be delayed beyond our estimations and to complete capital projects to expand production.

Other than already described above, the Company had no other lines of credit or other sources of financing which have been arranged but as yet unused as at February 28, 2009.

1.8      Off-Balance Sheet Arrangements

None.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9      Transactions with Related Parties

Balances payable	As at February 28, 2009	As at February 29,2008
Banzi Trading (h)	$–	$–
Jeffrey Brenner (d)	7,890	–
Jakes Tyres (i)	5,498	49,604
Hunter Dickinson Services Inc. (a)	180,267	–
Current balances payable	$193,655	$49,604

Liberty Lane (l)	383,330	–
Long-term balances payable	$383,330	$–

Balances receivable
Hunter Dickinson Services Inc. (a)	$–	$78,504
Flawless Diamonds Trading House (g)	3,441,510	477,298
Banzi Trade 26 (Pty) Ltd (h)	19,547	33,744
Diacor CC (k)	29,668	3,888
	$3,490,725	$593,434

Transactions	Year ended	Nine Months Ended	Year ended
	February 28, 2009	February 29, 2008	May 31, 2007
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$1,280,316	$863,861	$1,988,027
Euro-American Capital Corporation (b)	–	14,393	18,765
CEC Engineering (c)	26,904	39,766	187,225
John Bristow	–	–	115,320
Jeffrey B Traders CC (d)	–	52,740	141,318
Seven Bridges Trading (e)	–	57,952	55,534
Cashmere Trading (f)	18,808	353,736	43,357
Banzi Trade 26 (Pty) Ltd (h)	29,768	47,575	251,942
Jakes Tyres (i)	440,283	1,141,454	267,361
AA Van Wyk (j)	–	148,658	173,977
Diacor CC (k)	39,510	3,888	–

Sales rendered to:
Flawless Diamonds Trading House (g)	$34,330,078	$36,038,106	$10,085,536
Banzi Trade 26 (Pty) Ltd (h)	884	–	–

Related Party transactions are explained below. These arrangements and transactions have typically been established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security consideration is paramount given the high value product produced by the Company.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a former director of the Company, which provided management services to the Company at market rates for those services. Rene Carrier resigned as a Director in November 2008.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)

Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provided management and specialized diamond marketing services to the Company at market rates.

(e)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(f)

Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(g)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”) Banzi provides the Company with buildings materials at market rates.

(i)

Jakes Tyres is a private company with certain directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(j)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provided contract mining services at market rates.

(k)	Diacor CC is a private company of which H C van Wyk is a director from which Company has purchased consumable materials at market rates.

(l)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10      Fourth Quarter

The Company had a loss of $19.8 million for the quarter ending February 28, 2009 compared to a net loss of $8.7 million for the quarter ending February 29, 2008. The loss was due to collapse in the diamond market in the fourth quarter of fiscal 2009, along with a global credit crunch which caused a total collapse in the demand and prices of commodities, with the diamond market being badly hit. Consequently, the Company decided to shut down operations in December and January, and the Wouterspan Mine was put into care and maintenance in order to preserve its cash balances.

During the quarter ended February 28, 2009, the Company realized diamond sales of $1.0 million compared to $9.8 million for the quarter ended February 28, 2009. This decrease was a result of the economic crisis which has caused diamond prices to collapse, resulting in no sales between November 2008 and February 2009. Since February 2009, prices remain approximately 55% below those achieved prior to November 2008.

Mining costs and amortisation was $12.3 million for the quarter ending February 28, 2009 compared with $9.8 million quarter ending February 29, 2008. The new plant at Saxendrift mine was commissioned in February. All commissioning and retention costs were expensed and not capitalised. Due to the economic crisis, the Company decided to put the Wouterspan mine on care and maintenance to conserve cash and minimize costs. All operations were shut down over December 2008 and January 2009, with all staff paid in full during the shutdown period.

Administrative costs for the quarter ended February 28, 2009 decreased to $2.9 million in comparison to $4.3 million incurred in for the same quarter last fiscal period. Management have been successful in containing costs, even with retrenchment costs and increased legal and corporate advisory services in the current period as a result of the hostile takeover bid brought against Rockwell Diamonds.

The effect of the credit crisis causing the commodities markets to fall, have resulted in Rockwell having a cash burn of $6.4 million in the quarter ended February 28, 2009. No sales were made between November to January, and only a small tender made in late February, there was no cash inflow in the quarter. Operations were suspended in December and January, however due to labour legislation we were required to pay full operations salaries of $1.5million, fixed costs of $0.9 million and lease payments of $0.3 million. In February operations commenced, causing a cash outflow of $2.9 million and lease payments of $0.8 million, with no cash inflow.

For the period 1 March to 27 May 2009, cash burn slowed to $0.5 million as sales have recommenced with the diamond price recovering slowly. The strengthening of the rand against the US Dollar, the currency in which sales are made, has slowed the recovery. It is anticipated that the average prices will rise to over US$1,000 per carat by September 2009, which at current exchange rates, should ensure cash flow break even.

1.11      Proposed Transactions

None.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12      Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended February 28, 2009, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes,
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Due to the recent drop in diamond prices, the Company conducted a review of the carrying values of its mineral properties, plant, and equipment under Canadian GAAP as at February 28, 2009. The Company prepared cash flow forecasts for the mine and development projects using price assumptions reflecting prevailing diamond prices and analysts' consensus forecasts, current life-of-mine plans and forecast operating cost profiles. The analysis was based on the life of mining properties, using long-term price assumptions of US$968, US$824 and US$604 per carat for the Saxendrift, Klipdam and Holpan mines respectively as well as a long-term foreign exchange of US$1 to ZAR 8.8. Sales and production volumes were set at 20% below forecast. Other assumptions used in determining whether impairment existed include: (a) Inflation rate of 5%, (b) Prime lending rate of 12%, (c) Finance lease periods of 36 months, (d) No increases in salaries and wages, (e) Royalty payments of 5%, (f) Fuel and oil increases of 2.5%, and (g) Electricity increases of 27.5% .

The undiscounted cashflows were greater than the carrying value of the long lived assets and thus, a comparison to fair value was not required.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company identified a portion of assets at Saxendrift, H.C. Van Wyk, and Durnpike whose net asset values did not accurately reflect the expected benefits of their remaining useful lives. These assets were written down by a total amount of $2,590,958.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13      Changes in Accounting Policies including Initial Adoption

(a)	The following accounting policies were adopted during the year ended February 28, 2009:

	(i)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, "Financial Instruments – Disclosure and Presentation". These new standards require entities to disclose quantitative and qualitative information that enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Company is exposed during the year and at the balance sheet date. In addition, disclosure is required of management’s objectives, policies and procedures for managing these risks.

(iii)    Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of costs, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The Company adopted this standard during the current period and determined that there was no significant impact on the financial statements.

(iv)     Going Concern – Amendments to Section 1400

CICA Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Company has assessed its ability to continue as a going concern and concluded that it will be able to continue as a going concern and disclosed this in note 1 of the financial statements.

(b)	Accounting Policies Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

	(ii)	Goodwill and Intangibles (Section 3064)

The AcSB issued CICA Handbook Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of this new standard and anticipates this standard will have no significant impact on the financial statements.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(iii)    EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

(iv)     EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

(v)      Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

1.14	Financial Instruments and Other Instruments

The carrying value of the Company’s cash and equivalents, amounts receivable, restricted cash, trade receivable from a related party, reclamation deposits accounts payable and accrued liabilities, due to/from related parties and capital lease obligations approximate their fair values.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial market and financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk. It is also exposed to the diamond market.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and trade receivable from a related party. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company's minimize its credit risk by settling the receivables on its diamond sales in the month following the sale.The carrying value of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital and facilities in place in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital Market Risk

The Company is operating in an uncertain and volatile capital market environment which presents risks in respect of the Company being able to raise equity or debt to finance existing or new projects, or pursue growth opportunities through acquisition

Diamond Market Risk

During the latter part (October, November and December) of 2008 and the early part (January and February) of 2009 the international diamond market softened considerably as a consequence of the credit crunch and the volatility and uncertainty in the banking and financial market sector. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

1.15      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				238,041,569

Share purchase options
	September 24, 2012	$ 0.62	5,901,334
	November 14, 2012	$ 0.63	1,104,834
	June 20, 2011	$ 0.45	950,000	7,956,168

Warrants	November 22, 2009	$ 1.00	39,600,000	39,600,000

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3   Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

A material weakness in internal control is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement in the Company’s annual or interim financial statements will not be prevented or detected.

During management’s evaluation of the effectiveness of internal controls over financial reporting, management identified significant deficiencies in the Company’s internal controls over financial reporting. The significant deficiencies identified include insufficient supervision and review by key accounting personnel over routine, non-routine and complex accounting transactions, inconsistent application of documented financial reporting procedures by accounting personnel, and the ineffective review of certain accounting transactions by accounting personnel.

The identified significant deficiencies resulted from personnel changes in key accounting and financial reporting positions within Company that occurred during the fourth quarter. These personnel changes materially affected the effectiveness of Company’s internal control over financial reporting. Due to the identified significant deficiencies, material audit adjustments were made to various financial statement accounts and related disclosures in the Company’s annual financial statements. As such, management has concluded that the combination of these significant deficiencies resulted in a material weakness and therefore, the Company’s internal control over financial reporting was not effective as at February 28, 2009.

In order to remediate the material weakness, the Company’s management continues to enhance the effectiveness of internal controls related to its financial reporting process, including improvements to remediate the internal control deficiencies that existed as at February 28, 2009. Management has the following remediation plans in progress:

  Enhance controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts;

  Reinforce to accounting personnel the importance of consistent application of accounting procedures; and

ROCKWELL DIAMONDS INC.
THREE AND TWELVE MONTHS ENDED FEBRUARY 28, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Provide appropriate training to accounting personnel regarding the Company’s period end financial reporting process and procedures.

These programs, as enhanced, are designed to reduce, although they may not eliminate, the risk of a material misstatement to a reasonable level.

1.15.4   Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at February 28, 2009, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

In the third and fourth quarter there were significant changes in the Directors of the Company, in the Audit Committee, and in key management positions responsible for the financial management and reporting, including the Chief Financial Officer and Group Financial Manager positions. The company has also made a change in audit firm, which has resulted in a break in continuity with prior periods. This has resulted in weaknesses in the financial reporting structure, which are currently being addressed.

As noted in the section above, the Chief Executive Officer and the Chief Financial Officer have noted the need to review the effectiveness of controls and disclosures operated by the Company.

1.15.5   Addressing Financial Personnel Shortages and Changes in Management

At year end, the Company was able to fill the vacant Group Financial Manager position with a qualified Chartered Accountant with eight year post qualification experience, who has specialised in internal controls and risk management. The Group Financial Manager has taken on the responsibility of the year end consolidation while gaining an understanding of the company and with no continuation support from his predecessor. The benefit of this new placement will be realized in the coming year.

Rockwell is a young and rapidly growing company under severe pressure from the resent economic downturn in world and diamond markets. It is under these circumstances that both CFO and Group Financial Manager positions were left vacant and put undue pressure on the Financial Statement closing process. Furthermore, due to the Company’s economic circumstances and need to conserve cash, the Company reduced reliance on external consultants in the financial statement preparation process.

The CFO, Group Financial Manager and Rockwell staff will be implementing the appropriate financial reporting processes to ensure sufficient, appropriate and timely review of the financial statements to mitigate any potential future delays. Processes will be thoroughly planned, re-engineered to meet the Company’s financially reporting and continuous disclosure obligations. Management is also currently in the process of adding more staff to its accounting teams.